                                 EXHIBIT 19.1


To Our Shareholders:


Pacific Century Financial Corporation closed the books on its strongest quarter so far this year with third quarter earnings of $34.8 million, up from the net income reported for the previous three quarters ($3.1 million in second quarter 1998, $34.0 million in first quarter 1998, and $33.1 million in fourth quarter
1997) and down slightly from the same period last year (third quarter 1997, $35.3 million). Diluted earnings per share of 43 cents matched those of 1997's third quarter and were well above the 4 cents reported for second quarter 1998.

     We are pleased to see our performance return to the levels we enjoyed prior to the onset of turmoil in the Asia markets. Earlier this year, we took aggressive actions to ensure prudent management of our Asia exposure by bolstering reserves and reducing exposure in our Asian loan portfolio. The soundness of this course is evident in our third quarter results.

     Total assets at September 30, 1998 stood at $14.6 billion down from $14.9 billion a year earlier, reflecting the intentional contraction of our Asia loan portfolio. Return on average assets for the quarter was 0.93 percent and return on average equity was 11.87 percent.

     Pacific Century's New Era restructuring program is on track and on schedule. During the quarter, we made significant strides on several fronts relating to our branch rationalization program, actions which are expected to improve efficiency and reduce annual operating costs by up to $22 million. The merger of First Federal Savings & Loan Association of America into Bank of Hawaii took effect on September 30, and the company completed a reorganization of its Hawaii Market delivery network in the third quarter. In August, the company's two mainland banks were merged into a single entity known as Pacific Century Bank N.A. based in Encino, CA.

     Also during the quarter, Pacific Century resumed a share repurchase program to offset the number of shares regularly issued by the company under the terms of its various established plans such as dividend reinvestment, employee profit sharing and stock option plans.

     On October 23rd, your board of directors approved an increase in the quarterly dividend from 16.25 cents to 17 cents per share, an increase of 4.6 percent. Pacific Century last increased its dividend in July of 1997. The dividend will be payable on December 14, 1998 to shareholders of record at the close of business on November 20, 1998. Your dividends have been increased for the past 20 consecutive years, and dividends have been paid each quarter for the past 100 years.

     Pacific Century Financial Corporation remains committed to its four markets and its Pacific strategy. In the first nine months of this year, we have made significant progress in implementing initiatives to improve our performance and achieve our financial objectives. The steps we have taken to increase efficiency and streamline operations will enable us to focus our businesses in line with our performance goals.

     Ensuring the value of your holdings in Pacific Century Financial Corporation remains our highest priority. Your continued confidence and support are vital to our success.

Sincerely,

/s/ LAWRENCE M. JOHNSON

Lawrence M. Johnson
Chairman and CEO


Corporate Offices:
Financial Plaza of the Pacific
130 Merchant Street
Honolulu, Hawaii  96813

Investor or Analyst Inquiries:
David A. Houle
Executive Vice President, Treasurer and Chief Financial Officer
(808) 537-8288

or

Sharlene K. Bliss
Investor Relations
(808) 537-8037

or

Cori C. Weston
Corporate Secretary
(808) 537-8272

Highlights  (Unaudited)                                                    Pacific Century Financial Corporation and subsidiaries
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                                                                                                          September 30 September 30
                                                                                                             1998           1997
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
Return on Average Assets                                                                                       0.64%          1.01%
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Return on Average Equity                                                                                       8.35%         12.94%
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Average Spread on Earning Assets                                                                               4.22%          3.94%
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Average Equity/Average Assets                                                                                  7.70%          7.77%
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Book Value Per Common Share                                                                                  $14.50         $14.19
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Loss Reserve/Loans and Leases Outstanding                                                                      2.24%          1.91%
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

Common Stock Price Range                                                         High           Low        Dividend
1997..........................................                                 $ 28.06       $ 20.31        $ 0.625
1998 First Quarter............................                                 $ 25.13       $ 20.31        $0.1625
     Second Quarter...........................                                 $ 25.88       $ 23.56        $0.1625
     Third Quarter............................                                 $ 24.06       $ 14.75        $0.1625

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Consolidated Statements of Income (Unaudited)
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                                                                          3 Months      3 Months       9 Months       9 Months
                                                                          Ended         Ended          Ended          Ended
     September 30 September 30 September 30 September 30
(in thousands of dollars except per share amounts)                                1998          1997           1998           1997
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
Total Interest Income                                                      $   275,461   $   271,452    $   830,577    $   777,160
Total Interest Expense                                                         130,963       135,893        397,509        391,567
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Net Interest Income                                                            144,498       135,559        433,068        385,593
Provision for Possible Loan Losses                                              10,737         8,162         71,022         20,536
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Net Interest Income After Provision for Possible Loan Losses                   133,761       127,397        362,046        365,057
Total Non-Interest Income                                                       53,616        46,147        156,278        134,108
Total Non-Interest Expense                                                     136,191       118,979        409,610        333,996
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    Income Before Income Taxes                                                  51,186        54,565        108,714        165,169
Provision for Income Taxes                                                      16,351        19,312         36,763         58,829
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    Net Income                                                             $    34,835   $    35,253    $    71,951    $   106,340
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Basic Earnings Per Share                                                   $      0.43   $      0.44          $0.90          $1.34
Diluted Earnings Per Share                                                 $      0.43   $      0.43          $0.89          $1.31
Basic Weighted Average Shares                                               80,459,112    80,936,920     80,201,636     79,730,632
Diluted Weighted Average Shares                                             81,033,346    82,188,388     81,128,698     80,773,130
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

Consolidated Statements of Condition (Unaudited)
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                                                                                        September 30    December 31   September 30
(in thousands of dollars)                                                                       1998           1997           1997
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
Assets
Interest-Bearing Deposits                                                                $   407,265    $   335,847    $   490,153
Investment Securities
  (Market Value of $3,546,186, $3,874,505, and $3,707,769 respectively)                    3,527,640      3,871,485      3,701,645
Securities Purchased Under Agreements to Resell                                               40,000             --             --
Funds Sold                                                                                   114,940         80,457        111,890
Loans                                                                                      9,549,741      9,498,408      9,529,535
 Unearned Income                                                                            (207,346)      (209,721)      (206,823)
 Reserve for Loan Losses                                                                    (209,731)      (174,362)      (177,689)
Net Loans                                                                                  9,132,664      9,114,325      9,145,023
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  Total Earning Assets                                                                    13,222,509     13,402,114     13,448,711
Cash and Non-Interest Bearing Deposits                                                       541,217        795,332        579,087
Premises and Equipment                                                                       301,124        288,358        286,090
Other Assets                                                                                 573,656        509,660        557,353
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  Total Assets                                                                           $14,638,506    $14,995,464    $14,871,241
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Liabilities
Deposits                                                                                 $ 9,422,877    $ 9,607,695    $ 9,443,307
Securities Sold Under Agreements to Repurchase                                             2,380,071      2,279,124      2,268,250
Funds Purchased                                                                              288,727        710,472        364,528
Short-Term Borrowings                                                                        363,461        226,127        494,417
Other Liabilities                                                                            391,744        349,050        393,094
Long-Term Debt                                                                               624,619        705,789        766,485
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  Total Liabilities                                                                       13,471,499     13,878,257     13,730,081

Shareholders' Equity
Common Stock ($.01 par value at September 30, 1998 and $2.00 par value at December 31, 1997 and September 30, 1997), authorized 500,000,000 shares;
  issued and outstanding,  September 1998 - 80,462,983;
  December 1997 - 79,684,553; September 1997 - 40,221,783                                        804        159,369         80,444
Capital Surplus                                                                              341,534        168,920        194,131
Accumulated Other Comprehensive Income                                                       (21,839)       (24,766)        (6,509)
Retained Earnings                                                                            846,508        813,684        873,094

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  Total Shareholders' Equity                                                               1,167,007      1,117,207      1,141,160
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  Total Liabilities and Shareholders' Equity                                             $14,638,506    $14,995,464    $14,871,241
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